Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

July 14, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on May 28, 2015 regarding the Trust’s Post-Effective Amendment No. 400, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on April 10, 2015 for the purpose of registering shares of the WisdomTree Strong Dollar U.S. Equity Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please revise the Fund’s strategy in the “Principal Investment Strategies of the Fund” section to specify that the Index consists of equity securities, rather than companies.

Response: We have made the requested change.

2.	Comment: Please provide the Staff with the details of the Fund’s fee table via correspondence once they become available.

Response: The Fund’s fee table is set forth below.

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Hartford  Houston  London  Los Angeles  Miami  Moscow  New York

Orange County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silicon Valley  Singapore  Tokyo  Washington  Wilmington

Mr. Ed Bartz
July 14, 2015

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.33%
Distribution and/or Service (12b-1) Fees	None
Other Expenses*	0.00%
Total Annual Fund Operating Expenses	0.33%

*	Other Expenses are based on estimated amounts for the current fiscal year.

3.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to depositary receipts based on component securities and TBA Transactions.

Response: Confirmed. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

4.	Comment: Please revise the Index description in the “Principal Investment Strategies of the Fund” section to include criteria that provides the significance of “Strong Dollar” in the name of the Index and the Fund.

Response: As discussed in the “Principal Investment Strategies of the Fund” section, U.S. companies with significant revenue from exports are vulnerable to a strengthening U.S. dollar. A strengthening U.S. dollar causes the exports of U.S. companies to be more expensive in foreign markets and therefore may result in less foreign demand for such exports. The Index consists of equity securities of U.S. companies that derive more than 80% of their revenue from the United States. Such companies are less vulnerable to a strengthening U.S. dollar. We have added the following disclosure to the Fund’s strategy to explain why U.S. companies earning significant revenue from outside the United States are more vulnerable to a strong U.S. dollar than U.S. companies that primarily generate revenue domestically:

A strengthening U.S. dollar causes the exports of U.S. companies to be more expensive in foreign markets, which may result in less foreign demand for such exports. Furthermore, when the U.S. dollar is strengthening, a U.S. company’s revenue and profits earned in foreign markets may depreciate when being converted back into U.S. dollars.

5.	Comment: Please explain how the Index minimizes its exposure to companies with significant revenue from exports.

Response: As discussed in the “Principal Investment Strategies of the Fund” section, the Index minimizes exposure to companies that obtain significant revenue from exports by requiring the companies in the Index to derive more than 80% of their revenue from the United States.

Mr. Ed Bartz
July 14, 2015

6.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $5 billion. Please include mid-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We have made the requested change.

7.	Comment: In the “Principal Investment Strategies of the Fund” section, please provide a plain English explanation of the “calculated volume factor” described in the Index eligibility criteria.

Response: We have revised the Fund’s principal investment strategy to clarify that the calculated volume factor is derived by determining the average dollar volume for the three months preceding the Index screening date and dividing the average dollar volume by the security’s preliminary weight in the Index. For these purposes, “preliminary weight” refers to a company’s weight in the Index as determined solely by the application of all Index eligibility criteria except the calculated volume factor.

8.	Comment: Please provide greater detail in the “Principal Investment Strategies of the Fund” section to explain how (i) the “highest positive correlation in equity performance to a strong U.S. dollar” is calculated for the purposes of the Index’s modified market capitalization weighting scheme, and (ii) the Index determines the specific weight of each Index component.

Response: We have added the following disclosure to the third paragraph of the Fund’s principal investment strategy:

Each stock’s correlation with the U.S. dollar is measured and correlations can range from -1.0 to 1.0. Those stocks with the highest (or most positive) correlations to the U.S. dollar receive higher weights in the index. The weight is composed of two factors: 25% is determined by the market capitalization of constituents and the other 75% is based on the rank of each stock’s correlation to the U.S. dollar as described above.

9.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: Financials and Consumer Discretionary.

Mr. Ed Bartz
July 14, 2015

10.	Comment: Please confirm that the Fund is non-diversified based on the Index’s constitution.

Response: The Index’s methodology is silent on diversification and as a result, the Index may or may not, at any given time, be non-diversified depending on its composition. Similarly, the Index’s composition, either currently or due to changes in the future, could cause the Fund to hold a portfolio of securities that would result in the Fund being non-diversified. For this reason, we believe it appropriate to consider the Fund as non-diversified.

11.	Comment: Please revise the second paragraph under “Determination of Net Asset Value” to reflect that “estimates of value furnished by a pricing service or brokers who make markets in such instruments” refers to fair value pricing, not the calculation of net asset value.

Response: We have replaced the second paragraph under “Determination of Net Asset Value” with the following disclosure:

In calculating its NAV, the Fund generally values: (i) equity securities (including preferred stock) traded on any recognized U.S. or non-U.S. exchange at the last sale price or official closing price on the exchange or system on which they are principally traded; (ii) unlisted equity securities (including preferred stock) at the last quoted sale price or, if no sale price is available, at the mean between the highest bid and lowest ask price; and (iii) short-term debt securities with remaining maturities of 60 days or less at current market quotations or mean prices obtained from broker-dealers or independent pricing service providers. In addition, the Fund may invest in money market funds which are valued at their NAV per share and affiliated ETFs which are valued at their last sale or official closing price on the exchange on which they are principally traded.

* * * * *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz
July 14, 2015

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.